Form 6-K

                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                        Report of Foreign Issuer

                Pursuant to Rule 13a - 16 or 15d - 16 of
                   the Securities Exchange Act of 1934

                 For the month of ___November___ 2005
                   (Commission File No.  000-24876)

                             TELUS Corporation

             (Translation of registrant's name into English)

                         21st Floor, 3777 Kingsway
                     Burnaby, British Columbia  V5H 3Z7
                                Canada
                 (Address of principal registered offices)




Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

									  X
		Form 20-F	_____			Form 40-F	_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

									  X
		Yes		_____			No		_____




                  This Form 6-K consists of the following:


                          TELUS CORPORATION

               Form 51-102F3 - Material Change Report


Item 1	     Name and Address of Company

TELUS Corporation ( TELUS )
555 Robson Street
Vancouver, British Columbia V6B 3K9

Item 2	       Date of Material Change

November 18, 2005.

Item 3	     News Release

A news release in respect of the material change, in the form attached as Schedule A to this Report, was disseminated on November 18, 2005 through Canada NewsWire.

Item 4	     Summary of Material Change

On November 18, 2005, TELUS announced that a majority of the members of the Telecommunications Workers Union ( TWU ) had voted to accept a five-year collective agreement effective November 20, 2005.

Item 5	     Full Description of Material Change

On November 18, 2005, TELUS announced that it had been advised by the TWU that its members had voted to accept the second memorandum of agreement reached on November 6, 2005 between the Company and the TWU executive council and bargaining committee. The new collective agreement applies to approximately 14,000 unionized employees, predominantly located in British Columbia and Alberta. 64.1 per cent of the 10, 566 TWU members who voted during the ratification process accepted the agreement. The terms and conditions of the new collective agreement are effective from November 20, 2005 to November 20, 2010.

The positive ratification vote concludes the labour disruption at TELUS that began on July 21, 2005. TELUS plans to bring striking employees back to work over two weeks.

Please refer to the news release of TELUS attached as Schedule A to this Report for further details and highlights of the collective agreement.

Item 6	     Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	     Omitted Information

Not applicable.

Item 8	     Executive Officer

For further information, please contact Audrey T. Ho, Vice President, Legal Services and General Counsel (tel: (604) 697-8017).

Item 9	     Date of Report

November 22, 2005.



                           NEWS RELEASE

 November 18, 2005

          TWU members ratify new five-year agreement with TELUS
                      64.1 per cent accept agreement

Vancouver, B.C. - TELUS today announced that it has been advised by the Telecommunications Workers Union ( TWU ) that the majority of its members have voted to accept the second memorandum of agreement reached on November 6 between the Company and the TWU executive council and bargaining committee. The terms and conditions of the new collective agreement now become effective as of November 20, 2005. 64.1 per cent of the 10,566 employees who voted during the ratification process accepted the agreement.

The positive ratification vote concludes the labour disruption at TELUS that began on July 21. Within 72 hours, TELUS will begin the complex process of bringing approximately 8,200 striking employees back to work over the next two weeks.

 I am thankful our unionized employees have accepted a negotiated agreement that recognizes their role in our continued success and provides TELUS with the capability we need to compete effectively. The end of the labour disruption marks the beginning of a new and exciting chapter for TELUS and all our team members, said Darren Entwistle, President and CEO of TELUS Corporation. By bringing this matter to a positive conclusion, we are now able to focus our collective talent and energy on serving our customers, launching new services and advancing our leadership position in a highly competitive and changing telecommunications industry. On behalf of the entire TELUS team, I would like to express sincere appreciation to our customers for their patience and loyalty during a challenging time.

Highlights of the collective agreement which applies to approximately 14,000 unionized employees, predominantly located in British Columbia and Alberta, include:

* Five-year agreement effective November 20, 2005 to November 19, 2010.

* Compensation consistent with agreement implemented by TELUS on July 22, 2005 with base pay increases of 2.0 or 2.5 per cent in each of 2005 and 2006 and 2.0 per cent in 2007 and beyond, plus cost of living adjustments in 2009 and 2010. In addition to base pay, variable pay based on achieving corporate and business unit targets. At target, variable pay would be 3 per cent of base earnings in 2005, 4 per cent in 2006 and 5 per cent in 2007 and beyond.

* Alberta employees' wages will be harmonized with similar positions in B.C. over the duration of this agreement.

* Consistent with TELUS' previously disclosed estimates, the payments for retroactive service since the expiry of previous collective agreements and other lump sums payable on ratification total approximately $200 million. A portion of this amount has already been paid out to working bargaining unit members in the third quarter and the balance is expected to be paid out by the end of 2005.

* Contracting out provisions that provide TELUS with improved flexibility in a competitive telecoms market while addressing the employment security concerns of employees.

* Specific provisions have been provided for employees impacted by the outsourcing of non-core functions or the consolidation of some customer service and administrative functions. These provisions include high quality voluntary severance packages consistent with past TELUS practice, or the opportunity to be redeployed within TELUS' core operations.

* Foundation for a renewed and constructive union management relationship, including establishment of a Common Interest Forum and an agreement between the parties to work together to withdraw all outstanding Canada Industrial Relations Board cases and other legal proceedings.

The ratified agreement concludes the complex five-year process of merging six separate collective agreements, formerly represented by five different unions, into one.

About TELUS TELUS

(TSX: T, T.NV; NYSE: TU) is the largest telecommunications company in Western Canada and the second largest in the country, with $8.0 billion of annual revenue, 4.7 million network access lines and 4.3 million wireless customers. The company provides customers with a full range of telecommunications products and services including data, voice and wireless services across Canada, utilizing next generation Internet-based technologies. For more information about TELUS, please visit www.telus.com.

For inquiries, please contact:

Media					Investors
Shawn Hall				John Wheeler
(604) 697-8176				(604) 697-8154
shawn.hall@telus.com			ir@telus.com


______________________________________________________________________________

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 23, 2005
				    TELUS Corporation


			 	   /s/ Audrey Ho
				_____________________________
				Name:  Audrey Ho
                                Title: Vice President, Legal Services and
                                       General Counsel and Corporate Secretary


______________________________________________________________________________